William E. Cooper

Attorney at Law

9630 Clayton Road

Saint Louis, Missouri 63124

314-581-4091 bcooper@alliedcos.com

December 31, 2013

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Rush Exploration Inc. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 25, 2013 Comment Letter dated December 17, 2013 File No. 000-51337

Dear Mr. Reynolds:

As counsel for Rush Exploration Inc. (“Rush” or the “Company”), I have been asked to review your comments to the Form 20-F for the fiscal year ended January 31, 2013. We appreciate your review to assist and enhance the overall disclosure in our Exchange Act Filings.

Please be advised the Company is simultaneously filing herewith Amendment No. 1 to Form 20-F which incorporates all comments/responses to date. Please note that with regard to Question 11, the Company respectfully suggests the Staff misinterpreted the response which was intended to be a response to QA/QC protocols and was intended to be a response to environmental regulations and permits. The comment and response in question is listed below for your convenience.

Comment:

11.	We note you are subject to permitting requirements of the Bureau of Land Management Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response:

The Company respectfully submits that the Mudersbach Property has been recently acquired and therefore we are not at the stage to provide further disclosure related to QA/QC protocols.

Mr. John Reynolds

United States Securities and Exchange Commission

Notwithstanding the foregoing, we have added additional disclosure in the 20-F being filed concurrently herewith which relates to the applicable environmental regulations and permits required to conduct exploration.

Closing Comments

Please see Exhibit B acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ William E. Cooper

William E. Cooper

Mr. John Reynolds

United States Securities and Exchange Commission

EXHIBIT B

Rush Exploration Inc. respectfully acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kenneth Williams

Kenneth Williams

President